

Mail Stop 3030

December 8, 2009

Mr. Eric A. Balzer
Chief Financial Officer
Ramtron International Corp.
1850 Ramtron Drive
Colorado Springs, CO 80921

> **Re:** **Ramtron International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 2, 2009**
> **File No. 000-17739**

Dear Mr. Balzer:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

Customers, page 14

1.   We note from the footnotes to your financial statements that you had one customer which
        represented more than 10% of your sales.   In future filings, please ensure that you have
        identified any customer that accounts for 10% or more of your revenues. Refer to Item
        101(c)(viii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 44

Note 1. Organization and Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-7

2.   We note that you present deferred revenue within your consolidated balance sheet.
        Please revise future filings to more clearly describe the nature of the deferred revenue
        balance. Please also revise future filings to explain how you present any related deferred
        costs.

Item 9A. Control and Procedures

Management's Report on Internal Control Over Financial Reporting, page 47

3.   In your future filings, please provide the disclosure required by Item 308(a)(4) of
        Regulation S-K.

Signatures, page 56

4.   In your future filings, please identify by parenthetical disclosure who has signed in their
        capacities as principal executive officer and principal financial officer. Refer to General
        Instruction D to Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations; Factors Affecting Future Results, page 18

Liquidity, page 27

5.   We note that you have given extended payment terms to your largest customer. Please
        tell us and revise future filings to discuss how these revised payment terms have impacted
        your revenue recognition. Specifically, discuss how the changes have impacted your
        ability to estimate the provision for doubtful accounts and your ability to determine that
        the sales price at the time of sale is fixed and determinable and that collectability is
        reasonably assured. Refer to SAB Topic 13.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Ramtron International Corp.
Mr. Eric A. Balzer
December 8, 2009
Page 4

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Timothy Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief